MARK KARPE

Counsel

Office: (949) 219-3224

Fax: (949) 219-3706

E-mail: Mark.Karpe@PacificLife.com

July 25, 2014

Via Electronic Transmission

Dominic J. Minore, Esq.

Senior Counsel – Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Pacific Life Funds
Post-Effective Amendment No. 102
(File Nos. 333-61366 and 811-10385)

Dear Mr. Minore:

This letter is being provided in response to oral comments received from the Securities and Exchange Commission (“SEC”) staff on June 24, 2014, concerning the above referenced Post-Effective Amendment (“PEA”) No. 102 to the registration statement of Pacific Life Funds (the “Registrant”) on Form N-1A (including the Prospectuses (“Prospectus”), Statement of Additional Information, and Part C), which was filed on May 9, 2014 with the SEC, pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of each series of the Registrant (a “Fund”). Set forth in the numbered paragraphs below are the staff’s comments followed by the Administrator’s responses on behalf of the Registrant.

Prospectus Comments:

1.	Fees and Expenses – PL Short Duration Income Fund

Comment: Please confirm whether the Fund has incurred acquired fund fees and expenses that are required to be disclosed in the Fund’s “Fees and Expenses of the Fund” table. The staff notes that if the Fund has incurred acquired fund fees and expenses in an amount that does not exceed one basis point, such expenses may be reflected in the “Other Expenses” line item rather than as a separate line item.

Response: The Registrant confirms that the Fund has not incurred acquired fund fees and expenses.

2.	Principal Investment Strategies – PL Limited Duration High Income Fund

(a)	Comment: Please expand and include more specific disclosure about the types of debt instruments in which the Fund principally invests. For example, note if the Fund may invest in foreign government debt, emerging market issuers, asset-backed securities,

Letter to Dominic J. Minore, Esq.

July 25, 2014

mortgage-backed securities, payments in kind, zero coupon and/or original issue discount.

Response: The Prospectus has been amended accordingly.

(b)	Comment: If the Fund can invest principally in asset-backed securities or mortgage-backed securities, please be more specific if this includes pools in negative amortization, sub-prime instruments with little or no collateral.

Response: The Fund does not invest in asset-backed securities or mortgage-backed securities as a principal strategy.

(c)	Comment: Please clarify how far down the risk spectrum the Fund may invest in debt securities of “any credit quality” (i.e. bankruptcy, financially troubled, and/or default).

Response: Consistent with the disclosure that the Fund may invest in securities of “any credit quality,” there is no minimum credit quality limitation on the Fund’s investments. The Registrant has added disclosure to the Fund’s “Principal Investment Strategies” disclosure to clarify that the Fund’s investments may include debt instruments that are stressed, distressed or in default.

(d)	Comment: Please clarify whether the Fund’s expected duration of zero to three years is a “weighted average” duration.

Response: The Prospectus has been amended to clarify that the Fund’s expected duration is calculated as a weighted average.

3.	Principal Risks – All Funds

(a)	Comment: In the lead-in paragraph under the Principal Risks section, please delete the word “some” from the third sentence, as to read “There may be losses in the values of the investment as asset values fluctuate and you could lose money”.

Response: The Prospectus has been amended accordingly.

(b)	Comment: For all applicable funds, expand the Credit Risk disclosure in “Principal Risks” sections to include disclosure regarding the risk that even if an instrument is collateralized the collateral may not be sufficient to satisfy the issuer’s obligation under the instrument.

Response: Additional disclosure regarding the risks associated with default has been added to the Credit Risk disclosure in the “Principal Risks” sections. Additionally, the Registrant notes that disclosure language regarding collateral risk already exists in the Credit Risk disclosure in the “Additional Information About Principal Investment Strategies and Risks—Additional Risk Information” section of the Prospectus.

Letter to Dominic J. Minore, Esq.

July 25, 2014

4.	Performance

(a)	Comment: All Funds (as applicable) – In the Calendar Year Total Returns bar charts, please add a negative symbol instead of parentheses to denote a negative number for plain English purposes. If unable to use a negative symbol due to system issues, explain the meaning of the double parentheses.

Response: The Registrant respectfully declines to make this change. The Registrant shows negative numbers in parentheses consistently in its registration statement as well as its shareholder reports. It is standard accounting practice to put negative numbers in parentheses. The Registrant believes that a reader will understand that a bar that extends below the zero axis is a negative number, and that parentheses around a number represent a negative value and therefore this presentation approach is consistent with plain English principles.

(b)	Comment: PL Emerging Markets Debt Fund –The lead in paragraph of the Performance section compares it to one market index; however in the Average Annual Total Returns table, there are 3 indices and a composite listed. Please update the lead in paragraph. Also, please confirm that the composite index is administered by an organization not affiliated with the Fund, unless the index is widely recognized and used.

Response: The Emerging Markets Debt Composite Benchmark is not administered by an index provider but is instead comprised of 50% J.P. Morgan EMBI Global Diversified Index, 25% J.P. Morgan ELMI+ Index and 25% J.P. Morgan GBI-EM Global Diversified Index, each of which is also shown in the Average Annual Total Returns table. The Registrant has revised the lead-in disclosure to the table to identify the three indices and to disclose the composition of the Emerging Markets Debt Composite Benchmark.

5.	Additional Information About Fees and Expenses – Operating Expense Reimbursements

(a)	Comment: Please insert “contractually” before the word “agreed” in the first sentence of the first paragraph.

Response: The Prospectus has been amended accordingly.

Part C Comment:

6.	Comment: Please confirm that all fee waiver agreements have been filed prior to the effective date of this post-effective amendment.

Response: The Registrant has filed or intends to file all fee waiver agreements prior to the effective date of this post-effective amendment.

General Comments:

7.	Comment: Please provide the Tandy Representations that the Registrant customarily makes before the effective date of the post-effective amendment.

Response: The Registrant hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above referenced filing and that the review of this filing by the SEC staff does not relieve the Registrant from its responsibilities for the accuracy and

Letter to Dominic J. Minore, Esq.

July 25, 2014

adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.

If you have any questions or further comments regarding this matter please contact me at (949) 219-3224.

Sincerely,

/s/ Mark Karpe

Mark Karpe

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC
Laurene MacElwee, Pacific Life Fund Advisors LLC
Anthony H. Zacharski, Esq., Dechert LLP
Rachael Schwartz, Esq., Paul Hastings LLP